EXHIBIT 99.4

KPMG LLP	Telephone (403) 691-8000
205 5th Avenue SW	Fax (403) 691-8008
Suite 3100	www.kpmg.ca
Calgary AB
T2P 4B9

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nutrien Ltd.

We consent to the use of our reports, each dated February 20, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting for Agrium Inc. included in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of such reports in the registration statements on Form S-8 of Nutrien Ltd. (File Nos. 333-222384 and 333-222385).

Chartered Professional Accountants

February 26, 2018

Calgary, Canada